

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 11, 2014

Via E-mail
Anthony Petrello
Chief Executive Officer
Nabors Industries Ltd.
CROWN HOUSE
4 Par-La-Ville Road
Second Floor
Hamilton, HM08
Bermuda

Re: Nabors Red Lion Limited
Amendment No. 3 to Registration Statement on Form S-4
Filed December 1, 2014
Amendment No. 4 to Registration Statement on Form S-4
Filed December 1, 2014
File No. 333-199004

Dear Mr. Petrello:

We have reviewed your amended registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to prior comment 1. Based on the information provided in the matrix, we are unable to agree that the Red Lion Bye-Law Amendment creating a classified board is not a material change. We believe this amendment should be presented as a separate proposal. As noted in the September 2004 Interim Supplement to Publicly Available Telephone Interpretations, the application of the unbundling rule to the Red Lion transaction does not affect the ability of the parties to condition completion of the transaction on shareholder approval of this additional proposal, provided such condition is disclosed prominently and indicated on the form of proxy.

2.   In addition, we note that the matrix's discussion of preemptive rights indicates that the changes to Red Lion's Amended Bye-Laws are not required to be submitted to the C&J stockholders for approval because the rights are being granted solely to Nabors, which will own more than 50% of the outstanding shares at closing, and C&J "could grant [preemptive] rights to one or more of its stockholders by contract without stockholder approval." However, we note that section 102(b)(3) of the Delaware General Corporation Law indicates that "[n]o stockholder shall have any preemptive right to subscribe to an additional issue of stock or to any security convertible into such stock unless, and except to the extent that, such right is expressly granted to such stockholder in the certificate of incorporation." Please advise us why the statement in the matrix is correct, notwithstanding DGCL 102(b)(3).

Background of the Merger, page 63

3.   Please expand the disclosure that you provided in response to prior comment number 4 to quantify the effective tax rate that will result from this transaction or explain why you are unable to do so.

Litigation Relating the Merger, page 111

4.   If you begin the solicitation prior to the 30 day period set forth in the November 24, 2014 bench ruling of the Court of Chancery, provide separate disclosure in the forepart of the prospectus, summarizing the bench ruling and addressing the possible impact of an adverse ruling on this solicitation.

Material U.S. Federal Income Tax Consequences of the Merger and the U.S. Distributions, page 114

5.   We reissue our prior comment 6 in part. We note that, for the following material tax consequences on which counsel opines, counsel provides an opinion as to the tax consequences that "should" arise: (1) whether the Merger will be taxable to C&J Energy stockholders, (2) whether the Merger will be treated as a reorganization with the meaning of Section 368(a) of the Internal Revenue Code, and (3) whether Red Lion will be treated as a corporation under Section 367(a) of the Internal Revenue Code. For each of these matters, please provide an explanation from counsel as to why it cannot give a definitive opinion and a description from counsel of the degree of uncertainty involved with each matter. For guidance, refer to Section III.C.4 of Staff Legal Bulletin No. 19.

6.   We also note that counsel has not provided an opinion as to (4) whether the U.S. Distributions will qualify as tax-free. Please obtain an opinion of counsel as to this matter, and if the opinion is subject to uncertainty, provide an explanation from counsel as to why it cannot give a definitive opinion and a description from counsel of the degree of uncertainty involved.

7.   Please note that we are still considering your response to prior comment 7, and may have further comments.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      If you have questions regarding comments on the financial statements and related matters, you may contact Joseph Klinko, Staff Accountant, at (202) 551-3824 or Karl Hiller, Branch Chief, at (202) 551-3686. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Laura Nicholson, Senior Counsel, at (202) 551-3584 with any other questions.

                     Sincerely,

                     /s/H. Roger Schwall

                     H. Roger Schwall
                     Assistant Director

cc: Charles J. Conroy
        Milbank, Tweed, Hadley & McCloy LLP